UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                              June 12, 2020

  Via E-Mail
  Peter G. Smith
  Kramer Levin Nafatlis & Frankel LLP
  1177 Avenue of the Americas
  New York, New York 10036

          Re:     First Choice Healthcare Solutions, Inc.
                  PREN14A filed on June 9, 2020
                  Filed by VIA Acquisition Corp.
                  File No. 0-53012

  Dear Mr. Smith:

         The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has conducted a limited review of the filing listed above. We have the following comments. Defined terms used here have the same meaning as in your proxy statement.

         Please respond to this letter by revising your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing your revised filing and the information you provide in response to these comments, we may have additional comments. Please allow time for staff review of your revised proxy statement.

  Preliminary Proxy Statement filed on June 9, 2020 - General

  1. The proxy statement was incorrectly "tagged" as a PREN14A. The correct EDGAR tag is
     PREC14A. Please revise in future filings.

  2. The nominees are deemed participants in this contest and should be included as filers on the cover page of the proxy statement.

  3. Anthony Salino is the sole stockholder, sole director and President of VIA Corp. As a participant in this solicitation, please include him as a filer on the proxy statement.

  4. Please mark the proxy statement as preliminary, as required by Rule 14a-6(e)(1).
 Peter G. Smith, Esq.
Kramer Levin Naftalis & Frankel LLP
June 12, 2020
Page 2

5. We are unable to locate in your proxy statement the disclosure required by
Item 1(c) of
   Schedule 14A and Rule 14a-5(e) of Regulation 14A. Please revise or advise.

6. We have not located in your proxy statement the disclosure and undertaking required by Item
   23 of Regulation 14A as to shareholders who share an address. Please revise or advise.

7. Please fill in all blanks throughout the proxy statement. Information that is subject to change may be bracketed to indicate that fact.

8. Please include a Background or other section in the proxy statement that details the history
   (if any) between any participant and First Choice leading up to this proxy contest, including a summary of the contacts between these parties and the court action that resulted in the 2020
   Annual Meeting being held.

Proposal One: Election of Directors, page 3

9. Here or in the forepart of the proxy statement, clearly indicate how many directors will be elected at the Annual Meeting. This is confusing because you state there are currently three directors of First Choice but you are running four nominees.

Reasons for the Solicitation, page 8

10. We note the disclosure here that if elected, your nominees intend to cause the Company to explore "strategic alternatives" including "a possible sale or merger of the Company." In discussing your interests in this proxy contest, whether through share ownership or otherwise, discuss whether a participant or any affiliate of a participant could participate in a sale or merger of the Company, either as a party to such transaction or in some other capacity such as an advisor, etc. See Item 5(b)(1) of Schedule 14A.

Certain Information Concerning the Participants, page 10

11. Disclose whether, it you are successful in this solicitation, you will seek reimbursement from the Company for some or all of the costs of this solicitation. If so, disclose whether you will seek shareholder approval of such reimbursement. See Item 4(b)(5) of
Schedule 14A.

12. The disclosure at the top of page 12 indicates that additional information about VIA,
    Anthony Salino and the Nominees, including their beneficial ownership, will appear in
    Schedule I attached to the proxy statement. However, Schedule I is one sentence long and does not include any of this information, including all of the disclosure required by Item 5 of
    Schedule 14A. Please revise to provide it.

13. Refer to the disclosure in the first paragraph of this section on page 10. Expand the disclosure about VIA Corp. to state when it was founded, whether it has employees, and what kind of "business consulting" it provides. See Item 5(b) of Schedule 14A. Peter G. Smith, Esq.
Kramer Levin Naftalis & Frankel LLP
June 12, 2020
Page 3

14. With respect to securities of First Choice purchased or sold within the last two years by any participant, include the disclosure required by Item 5(b)(vi) of Schedule
14A.

15. Item 5 of Schedule 14A in certain instances requires affirmative disclosure in the negative.
    For example, Item 5(b)(viii) requires you to state whether or not any participant is or was within the last year a party to any contract, arrangements or understanding with respect to any securities of the registrant. In addition, Item 5(b)(xii) requires affirmative disclosure about whether the participant or its affiliates have any arrangements regarding future transactions. Please disclose.

Other Matters, page 12

16. At the top of page 13, you reference information "anticipated to be in the Company's Proxy
    Statement relating to the 2020 Annual Meeting." As you are aware, this is a court-ordered meeting and the Company has not filed a proxy statement and it is not apparent that it will do
    so. Please revise this and similar references to the Company's proxy statement throughout your disclosure document, such as on page 14 and elsewhere.

Questions and Answers Relating to this Proxy Statement, page 13

17. Consider disclosing the record date for the 2020 Annual Meeting earlier in the disclosure document. Currently this information first appears on page 14.

Revocation of Proxies, page 16

18. See our comment above about the record date for the Annual Meeting. Additionally include information about the "location" of the Annual Meeting at the forepart of the proxy statement, including information about how shareholders may attend the virtual meeting.
    This disclosure currently first appears on page 16.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please direct any questions to me at (202) 551-3263.


                                                             Sincerely,

                                                             /s/ Christina
Chalk

                                                             Christina Chalk
                                                             Senior Special
Counsel
                                                             Office of Mergers
and Acquisitions